Exhibit 99.1

28 April 2005

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited

Level 3, 22 Pitt Street
Sydney NSW 2000 Australia

Telephone (02) 8274 5305
Fax (02) 8274 5218

GPO Box 3935
Sydney NSW 2001 Australia

Dear Sir/Madam

James Hardie will conduct a management briefing on its 4th Quarter and Full Year FY05 Results on Monday, 16 May 2005.

A briefing for media will be held at the Exchange Square Auditorium, Australian Stock Exchange, 20 Bridge Street, Sydney commencing at 10.00am. A teleconference will also be available on +61 2 9423 1645.

A briefing for analysts and investors will be held at the Exchange Square Auditorium, Australian Stock Exchange, 20 Bridge Street, Sydney commencing at 11.00am. A teleconference and audio webcast will also be available on the following:

Domestic: 03 9221 4420
International: +61 3 9221 4420
URL: http://events.webeventservices.com/jameshardie/2005/05/16/

A further management briefing for analysts and investors will be held in Melbourne at The Westin, Room IV, 205 Collins Street on Tuesday, 17 May 2005 from 11.00am.

Yours faithfully

Steve Ashe
Vice-President, Investor Relations